

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-Mail
Ronald A. Krasnow, Esquire
General Counsel and Senior Vice President
Relypsa, Inc.
700 Saginaw Drive
Redwood City, CA 94063

> **Re:** **Relypsa, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 2, 2013**
> **CIK No. 0001416792**

Dear Mr. Krasnow:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. The footnotes to your exhibit index indicate that you have submitted or will submit a confidential treatment request with respect to portions of certain of your exhibits. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter.

Inside Front Cover Page

5. Please move the dealer prospectus delivery obligation legend to the outside back cover pursuant to Item 502(b) of Regulation S-K.

Risk Factors
"If product liability lawsuits are brought against us…" page 22

6. Please revise this risk factor to identify the amount of insurance coverage you currently carry.

"If we fail to attract and keep senior management and key scientific personnel…" page 24

7. Please expand this risk factor to identify your key scientific personnel.

Use of Proceeds, page 51

8. Please expand the disclosure in the first bullet to indicate the approximate amount of offering proceeds for validation of commercial manufacturing process and inventory supply, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Estimates
Stock-Based Compensation, page 63

9. You disclose on page 69 a grant date of November 11, 2012, however that date does not appear on page 66 disclosing each grant date for the preceding twelve months to the date of the most recent balance sheet. However, on page 66, you disclose a grant date in your table of November 21, 2012 with no discussion on page 69. Please revise your disclosure

to include each grant date in the tabular information on page 66 and the corresponding valuation assumptions.

10. Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

11. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

12. Continue to update your stock-based compensation disclosure for all equity related transactions through the effective date of the registration statement.

Contractual Obligations and Other Commitments, page 79

13. Please revise footnote (1) to your table to clarify, if true, that the change in control payments described are excluded from the amounts in the table.

Loan and Security Agreements, page 79

14. Please expand your discussion to briefly describe the negative pledge of your intellectual property.

Quantitative and Qualitative Disclosures about Market Risk, page 81

15. You disclose that a hypothetical 10% change in foreign exchange rates during any of the preceding periods presented could have a material impact on your financial statements. Please revise your disclosure to provide quantitative information regarding this risk as required by Rule 305(a) of Regulation S-K.

Business
Overview, page 84

16. Please revise your discussion of patients with existing mild hyperkalemia to specify the "significant percentage" of physicians that indicated that they would likely intervene with treatment for mild hyperkalemia.

Attributes of Patiromir, page 85

17. You state that your Phase 2b study showed statistically significant reductions in serum potassium levels. Please revise your disclosure to explain the significance of the p-values provided in the table.

18. Please revise your disclosure to include an explanation of the terms "titration" and "cation" the first time they are used.

Key Properties of Patiromir, page 91

19. Please revise your statement that you believe patiromer leads to "lower GI tract adverse events" to clarify whether you mean adverse events affecting the lower GI tract or fewer adverse events affecting the GI tract.

Polymer Drug Discovery Technology and License Agreement with Ilypsa, page 104

20. Please expand your discussion of your license agreement with Ilypsa to disclose;

- the royalty rate or a range of royalties within ten percent, and
- the aggregate amount of milestone payments or clarify, if true that the $12.5 million payment is the only milestone obligation under the agreement.

Intellectual Property, page 105

21. You disclose the expiration date of your last-to-expire patent covering patiromir. Please expand your discussion of your patents to disclose;

- the expiration dates for each material patent or group of patents covering patiromir and
- the jurisdiction in which each such patent or group of patents has been issued.

Description of Capital Stock

Common Stock—Voting Rights, page 156

22. Please expand your disclosure to describe the vote required by security holders to take action other than the election of directors.

Shares Eligible for Future Sale—Lock-up agreements, page 163

23. Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

Unaudited Interim Condensed Financial Statements, page F-38

24. Please provide interim financial statements for the quarterly period ended June 30, 2013 as well as updated related disclosures. Please refer to Rule 3-12 of Regulation S-X.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Scott Wuenschell at (202) 551-3467 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Mark V. Roeder, Esquire
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, CA 94025